June 17, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Damon Colbert

Re:   People’s Liberation, Inc.
         Post-effective Amendment No. 2 to Form S-1
         Filed June 1, 2009
         File No. 333-147684

Ladies and Gentlemen:

        On behalf of People’s Liberation, Inc. (the “Company”), in my capacity as Chief Financial Officer of the Company, I hereby provide the following acknowledgement in reply to the Staff’s comment letter, dated June 12, 2009 (the “Comment Letter”). In addition, we respectfully request acceleration of the effective date of the Post-Effective Amendment No. 2 to Form S-1 Registration Statement (File No. 333-147684) relating to the resale of up to 16,803,235 shares of Common Stock, par value $0.001 per share, of People’s Liberation, Inc., so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Friday, June 19, 2009 or as soon thereafter as possible.

       The Company acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (213) 745-2123.

Very truly yours, PEOPLE'S LIBERATION, INC. /s/ Darryn Barber Darryn Barber, Chief Financial Officer

cc:   Jonathan Friedman

PEOPLE'S LIBERATION, INC.
1212 S. FLOWER STREET, 5TH FLOOR
LOS ANGELES, CA 90015